March 7, 2005


Mail Stop 0409

VIA U.S. MAIL AND FAX (559) 665-7066

Mr. Phil Hamilton
President and Chief Executive Officer
Global Diversified Industries, Inc.
1200 Airport Drive
Chowchilla, CA  93610

Re:	Global Diversified Industries, Inc.
Form 10-KSB for the year ended April 30, 2004
Forms 10-QSB for the quarters ended October 31, 2004
File No. 333-83231

Dear Mr. Hamilton:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange
Act of 1934. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended April 30, 2004

Financial Statements and Notes

Consolidated Balance Sheet, page F-4

1. Please supplementally provide us with your basis for capitalizing engineering and architectural plans. Tell us if these plans were acquired from a third-party under SFAS 142 and how you considered
SFAS 2 and EITF 99-5 in your accounting treatment.

Note H, Notes Payable, page F-20

2. We note that you modified certain notes payable in April 2004 to extend the maturity date and grant an option to convert a total of $400,000 principal balance of the notes into 2.67 million shares of preferred stock with each preferred share convertible into ten shares of your restricted common stock. Since the conversion terms appear to result in a positive intrinsic value when compared to the market price of your common stock, please advise us how you considered EITF
98-5 and EITF 00-27 to determine that there is no beneficial conversion feature. In addition, please explain how you considered footnote 3 of EITF 98-5 in determining the fair value of your restricted common stock.

Note J, Capital Stock, page F-22

3. We note that you record stock subscriptions payable as a component of equity related to the receipt of cash or conversion of accounts payable in advance of shares to be issued. Please advise us of the significant terms under your stock subscription payable. If the investor or other party, as applicable, has the ability to cancel the stock subscription and have the consideration refunded or liability settled in cash, please advise us of your basis in accounting for recording the subscription payable as a component of equity rather than as a liability.

*  *  *  *

	You may contact Josh Forgione, at (202) 824-5464, or me, at
(202) 824-5222, if you have questions. Please respond to the comments included in this letter within ten business days or tell us when you will provide us with a response. Please file your response on EDGAR.

							Sincerely,



Steven Jacobs
Senior Staff Accountant
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Global Diversified Industries, Inc.
March 7, 2005
Page 1